                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                                SEACOR Smit Inc.
                        (formerly SEACOR Holdings, Inc.)
                        --------------------------------
                                (Name of Issuer)



                    Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  81190410-1
             -----------------------------------------------------
                                 (CUSIP Number)

          Cees W. D. Bom                Cees W. D. Bom         with a copy to
Smit International Overseas B.V.   Smit Internationale N.V.    Myles C. Pollin
           Zalmstraat 1                  Zalmstraat 1          Sidley & Austin
        3016 DS Rotterdam             3016 DS Rotterdam       875 Third Avenue
         The Netherlands               The Netherlands    New York, New York 10022
      Tel: (31-10) 454 99 11        Tel: (31-10) 454 99 11   Tel: (212) 906-2307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 March 3, 1998
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP No.    81190410-1                                 Page 2 of __ Pages
-----------------------
------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Smit International Overseas B.V.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X]
                                                     (b)[ ]

------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   The Netherlands
------------------------------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER
SHARES         ---------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER 231,060 Shares
OWNED BY       ---------------------------------------------------------------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING      ---------------------------------------------------------------
PERSON WITH    10 SHARED DISPOSITIVE POWER  231,060 Shares
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    231,060 Shares
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.    81190410-1                                 Page 3 of __ Pages
-----------------------
------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Smit Internationale N.V.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[X]
                                                     (b)[ ]

------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   The Netherlands
------------------------------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER
SHARES         ---------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER 231,060 Shares
OWNED BY       ---------------------------------------------------------------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING      ---------------------------------------------------------------
PERSON WITH    10 SHARED DISPOSITIVE POWER  231,060 Shares
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    231,060 Shares
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     This Statement, as previously amended by Amendment No. 1, is amended by this Amendment No. 2 to include the information and to effect the changes set forth in this Amendment No. 2. Terms used but not defined in this Amendment No. 2 are used as defined in this Statement as originally filed.

A.   Repurchase of Common Stock by SEACOR and Related Transactions.

     On March 3, 1998, SEACOR repurchased the 712,000 shares of Common Stock issued to Overseas in the SEACOR Transaction for $37,024,000 in cash, or $52 per share. Accordingly, all the remaining beneficial ownership by Smit of Common Stock to which this Statement relates derives from the beneficial ownership of the $15.25 Million Convertible Notes, and paragraphs (a) and (b) of Item 5 of this Statement are amended to read in their entireties as follows:

          "(a) The aggregate number of shares of Common Stock and the percentage of the outstanding Common Stock beneficially owned by Overseas and Smit are 231,060 and 1.7%, respectively. As reported herein, beneficial ownership by Smit of Common Stock assumes conversion of the $15.25 Million Convertible Notes into Common Stock. In its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, SEACOR reported that a total of 13,900,253 shares of Common Stock were outstanding as of November 10, 1997.

          "(b) Upon conversion of the $15.25 Million Convertible Notes into 231,060 shares of Common Stock, Smit and Overseas would have the power to vote 231,060 shares of Common Stock."

     As previously disclosed in this Statement, the Bareboat Charter Agreements also provide for the potential issuance of up to $6.75 million aggregate principal amount of Additional Convertible Notes. The beneficial ownership of Common Stock and the ownership of Convertible Notes described herein do not reflect the potential issuance of Additional Convertible Notes as described in this paragraph.

     Accordingly, (i) paragraph (c) of Item 5 of this Statement is amended by the disclosure of the repurchase set forth above, to which reference is hereby made, (ii) paragraph (e) of Item 5 of this Statement is amended by the disclosure of March 3, 1998 as the date on which each reporting person ceased to be the beneficial owner of more than 5% of the Common Stock, and (iii) effectively immediately after the filing of this Amendment No. 2, each of Smit and Overseas will cease to be a reporting person under this Statement.

     Smit beneficially owns the $15.25 Million Convertible Notes for investment purposes and will evaluate from time to time whether to hold or sell such securities, although it currently intends to sell them promptly if appropriate terms can be obtained.

     The foregoing repurchase was effected pursuant to a letter agreement dated as of February 26, 1998 between SEACOR and Smit (the "Letter Agreement"). Pursuant to the Letter Agreement, the following additional transactions have been effected:

          (1) The additional consideration for the assets acquired in the SEACOR Transaction as described in the fourth paragraph of Item 3 of this Statement as originally filed has been fixed to equal (i) $20,880,000, which (subject to paragraph 4 below) was paid by SEACOR to Smit in cash on March 3, 1998, plus (ii) $23,200,000 aggregate principal amount of five-year nonconvertible subordinated notes of SEACOR, which will be issued to Smit on January 1, 1999 and will bear interest at the comparable five-year United States Treasury Note rate plus 90 basis points.

          (2) The termination date of certain non-competition provisions of the Asset Purchase Agreement has been extended from December 19, 1999 to December 19, 2001.

          (3) The termination date of the Salvage and Maritime Contracting Agreement has been extended from December 19, 1999 to December 19, 2001.

          (4) Smit purchased from SEACOR $819,945.11 face amount of accounts receivable generated by certain of the assets sold in the SEACOR Transaction for 90% of such face amount. The aggregate amount of such purchase price, $737,950.60 was deducted from the $20,880,000 payable as described in paragraph (1) above.

     As previously disclosed, the Asset Purchase Agreement provides that SEACOR will use commercially reasonable efforts to nominate and elect to SEACOR's Board of Directors one person designated by Smit for so long as Smit and its affiliates collectively beneficially own at least 5% of the outstanding Common Stock, and, consistent therewith, on April 17, 1997, Antoon W. Kienhuis (a Managing Director and the Vice President of Smit and a member of its Supervisory Board) was elected to the Board of Directors of SEACOR. Mr. Kienhuis remains a member of the Board of Directors of SEACOR.

B.   Other Matters.

     Schedules I and II to this Statement as originally filed are amended to read in their respective entireties as Schedules I and II to this Amendment No. 2.

     Item 7 of this Statement is amended by adding the following exhibits:

     1.3. Letter agreement dated as of February 26, 1998 between SEACOR SMIT Inc. and Smit Internationale N.V.

     This Amendment No. 2 is filed by Smit on behalf of Smit and Overseas, pursuant to the Agreement with Respect to Schedule 13D filed as Exhibit 10 to this Statement as originally filed.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 1998


SMIT INTERNATIONALE N.V.


By:/s/Antoon W. Kienhuis
   ----------------------------------------------------
    Name:  Antoon W. Kienhuis
    Title:  Managing Director and Vice President

                                   SCHEDULE I

                 SINGLE SHAREHOLDER AND EXECUTIVE DIRECTORS OF
                        SMIT INTERNATIONAL OVERSEAS B.V.

     The name, address, occupation and citizenship of each of the single shareholder and executive directors of Smit International Overseas B.V. are set forth below:

Single Shareholder:
------------------

Smit Internationale N.V.
Zalmstraat 1
3016 DS Rotterdam
The Netherlands
Organized under the laws of The Netherlands

Executive Directors:
-------------------

Kienhuis, Antoon Willem
Raadhuislaan 38
3271 BT Mijnsheerenland
The Netherlands
Managing Director and Vice President, Smit Internationale N.V.
Dutch

Buis, Nico Wessel Gerrit
Gooijergracht 165
1251 VE Laren
The Netherlands
Managing Director and President, Smit Internationale N.V.
Dutch

                                  SCHEDULE II

                EXECUTIVE DIRECTORS AND SUPERVISORY DIRECTORS OF
                            SMIT INTERNATIONALE N.V.

     The name, address, occupation and citizenship of each of the executive directors and supervisory directors of Smit Internationale N.V. are set forth below:


Executive Directors:
-------------------

Kienhuis, Antoon Willem
Raadhuislaan 38, 3271 BT Mijnsheerenland
The Netherlands
Managing Director and Vice President, Smit Internationale N.V.
Dutch

Buis, Nico Wessel Gerrit
Gooijergracht 165
1251 VE Laren
The Netherlands
Managing Director and President, Smit Internationale N.V.
Dutch


Supervisory Directors:
---------------------

Bax, Jan D.
Bloemcampweg 37
2244 AE Wassenaar
The Netherlands
Director
Dutch

Busker, Manfred Albert
Burg Lepelaarssngl 28
2925 ES Krimpen Aan Den Ijssel
The Netherlands
Former President, Smit Internationale N.V.
Dutch


Mulock Houwer, Willem Antonie
Curacaolaan 20
1213 VK Hilversum
The Netherlands
Director
Dutch

Rood, Max Gustaaf
Koninginneweg 156
1075 EE Amsterdam
The Netherlands
Director
Dutch

van Beuningen, Willem Frederik
'S-Gravenweg 710
3065 SJ Rotterdam
The Netherlands

Director
Dutch

van Engelshoven, Jean Marie Hubert
Julianaweg 4
2243 HT Wassenaar
The Netherlands
Director
Dutch

                                 EXHIBIT INDEX

      Exhibit                   Description                      Page
      -------                   -----------                      ----

No.

      1.3.  Letter agreement dated as of February 26, 1998 between SEACOR

            SMIT Inc. and Smit Internationale N.V.